EXHIBIT 99.1

NEWS RELEASE

October 15, 2018

AVINO ANNOUNCES Q3 2018 PRODUCTION RESULTS; PROVIDES CORPORATE UPDATE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce its third quarter, 2018 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for Third Quarter, 2018 (Compared to Third Quarter, 2017)

•	Silver equivalent production decreased by 7% to 704,429 oz*

•	Gold production decreased by 18% to 2,204 oz

•	Silver production decreased by 7% to 342,151 oz

•	Copper production decreased by 10% to 992,271 lbs

* In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

“During the third quarter of 2018, our production results were slightly lower than anticipated; however, we are very pleased that we have begun small-scale processing of newly-mined material from the San Luis area of the Avino Mine through Mill Circuit 2. We feel this highlights that our expansion was well timed and running smoothly.” said David Wolfin, President and CEO. “As we enter into the fourth quarter, we are on pace to achieve our internally projected production levels for the full year, and we remain focused on ensuring that we are ready to run San Luis material through Mill Circuit 4 in the first quarter of 2019. Additionally, the Company has undertaken a number of cost reduction initiatives during this time of low precious metal prices, which are outlined further in this news release.”

Production Tables for Third Quarter, 2018 and Year to Date

Comparative production results from the third quarter, 2018 and the third quarter, 2017 are presented below:

	Q3 2018	Q3 2017	Quarterly Change %	2018 YTD	2017 YTD	Annual Change %
Total Silver Eq. Produced (oz) calculated*	704,429	760,756	-7%	2,099,980	2,063,573	2%
Total Gold Produced (oz) calculated	2,204	2,673	-18%	6,004	6,463	-7%
Total Silver Produced (oz) calculated	342,151	368,456	-10%	975,073	1,074,526	-9%
Total Copper Produced (Lbs) calculated	992,271	1,106,305	-7%	3,443,264	3,264,363	5%

* In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

October 15, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q3 2018 Production Results; Provides Corporate Update

Avino Mine Third Quarter, 2018 Production Results

Comparative figures for the third quarter, 2018 and the third quarter, 2017 for the Avino Mine are as follows:

	Q3 2018	Q3 2017	Quarterly Change %	2018 YTD	2017 YTD	Yearly Change %
Total Mill Feed (dry tonnes)	81,502	117,862	-31%	279,674	351,802	-21%
Feed Grade Silver (g/t)	58	66	-12%	64	68	-6%
Feed Grade Gold (g/t)	0.52	0.70	-26%	0.57	0.58	-2%
Feed Grade Copper (%)	0.54	0.48	13%	0.60	0.47	28%
Recovery Silver (%)	84%	85%	-1%	83%	85%	-2%
Recovery Gold (%)	67%	70%	-4%	68%	69%	-1%
Recovery Copper (%)	88%	88%	0%	88%	89%	-1%
Total Silver Produced (kg)	3,935	6,634	-41%	14,881	20,234	-26%
Total Gold Produced (g)	28,309	57,448	-51%	108,087	139,421	-22%
Total Copper Produced (Kg)	392,365	501,812	-22%	1,486,058	1,480,692	0%
Total Silver Equivalent Produced (oz) calculated*	360,018	542,846	-34%	1,369,580	1,494,245	-8%

* In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

During the third quarter, 2018 material mined from the Avino Mine (Elena Tolosa area) was processed using Mill Circuit 3 as well as Mill Circuit 2 through mid-July. In the later portion of July, Mill Circuit 2 transitioned to processing Historic Above Ground Stockpiles, and on September 24th, Mill Circuit 2 began processing mined material from the newly developed San Luis area of the Avino Mine.

Accordingly, processed tonnage from the Elena Tolosa area of the Avino Mine was down by 31% during the quarter which is reflected in the lower silver, gold and copper production during the quarter. Silver and gold feed grades decreased by 12 and 26% respectively while the copper increased by 13%. The variances of the metal recoveries were not significant.

Processed tonnage from the San Luis area of the Avino Mine is not included in the Avino Mine production totals, but is reflected in the consolidated figures. During the final week of September, 3,719 tonnes of San Luis Material were processed using Mill Circuit 2 resulting in the production of 45 tonnes of bulk concentrate containing 119 Kg silver, 2,223 g gold and 6,538 Kg Copper or 12,583 oz AgEq. Production totals for the Historic Above Ground Surface Stockpiles is reflected in a separate table below.

At the Avino Mine (Elena Tolosa area), underground advancement totaled 931 metres and 118,768 tonnes of material were broken. At the San Luis area of the Avino Mine, underground advancement totaled 63 metres and 7,366 tonnes of material were broken.

October 15, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q3 2018 Production Results; Provides Corporate Update

San Gonzalo Mine Third Quarter, 2018 Production Highlights

Comparative figures for the third quarter, 2018 and the third quarter, 2017 for the San Gonzalo mine are as follows:

	Q3 2018	Q3 2017	Quarterly Change %	2018 YTD	2017 YTD	Yearly Change%
Total Mill Feed (dry tonnes)	19,691	20,338	-3%	59,703	60,579	-1%
Feed Grade Silver (g/t)	226	281	-20%	238	262	-9%
Feed Grade Gold (g/t)	1.15	1.55	-26%	1.08	1.31	-18%
Recovery Silver (%)	78%	85%	-8%	77%	83%	-7%
Recovery Gold (%)	75%	82%	-9%	75%	78%	-4%
Total Silver Produced (kg)	3,461	4,826	-28%	10,959	13,188	-17%
Total Gold Produced (g)	17,086	25,698	-34%	47,934	61,603	-22%
Total Silver Equivalent Produced (oz) calculated*	155,990	217,910	-28%	475,499	569,328	-16%

* In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

The silver grade at San Gonzalo for Q2, 2018 decreased by 20%, and the gold grade decreased by 26% compared to Q3, 2017, due to lower grades in the areas being mined during the quarter.

Tonnage broken for the quarter was 17,434 tonnes and underground development totalled 765 metres. Plant availability for the second quarter, 2018 was 97%, and there were no shut downs other than normal scheduled maintenance.

San Gonzalo is nearing the end of its mine life, thus the reduction in grade and metals produced is in line with internal expectations.

Historic Above Ground Stockpiles

	Q3 2018	2018 YTD
Total Mill Feed (dry tonnes)	88,733	133,797
Feed Grade Silver (g/t)	62	57
Feed Grade Gold (g/t)	0.45	0.40
Feed Grade Copper (%)	0.15	0.15
Recovery Silver (%)	57%	58%
Recovery Gold (%)	52%	53%
Recovery Copper (%)	37%	35%
Total Silver Produced (kg)	3,127	4,370
Total Gold Produced (g)	20,931	28,490
Total Copper Produced (Kg)	51,184	69,244
Total Silver Equivalent Produced (oz) calculated*	175,837	242,318

* In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

October 15, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q3 2018 Production Results; Provides Corporate Update

During the startup, testing and commissioning phase of Mill Circuit 4, which is expected to last through the end of 2018, feed has been, and will continue to come from Historic Above Ground Avino Mine stockpiles. Once development is complete, Mill Circuit 4 will transition to processing newly-mined mill feed from the San Luis area of the Avino Mine.

The Historic Above Ground Stockpiles were also processed using Mill Circuit 2 during the second half of July through September 24th, at which time Mill Circuit 2 transitioned to processing newly mined material from the San Luis area of the Avino Mine.

Avino Mine Expansion (San Luis Area)

The San Luis area of the Avino Mine is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). Current resources at San Luis were included in the most recent resource estimate on the Avino property, which can be found in Avino’s news release dated February 21, 2018 on Avino’s website and under the company’s profile on the SEDAR system. The news release was also filed with the SEC on Form 6-K.

Work at San Luis during the third quarter, 2018 currently focused on restoration of the main haulage ramp, which was completed during the quarter. With the haulage ramp now complete, work is underway to begin drifting on levels 6 and 6.5, followed by levels 7, 7.5, 8, 8.5 and 9. Most of these areas were partially developed during the 1980’s and 90’s prior to the mine’s closure.

Zinc Circuit

The Company continued its testing program for recovery of precious metals and zinc from the San Gonzalo tailings. In the third quarter, 2018 the Company produced 179 dry tonnes of low grade zinc concentrate grading 670 g/t silver, 3.95 g/t gold and 8.36% zinc, for an additional 8,212 AgEq ounces. So far in 2018 the Company has produced 611 dry tonnes of low grade zinc concentrate grading 1.155 g/t silver, 5.87 g/t gold and 10.03% zinc for a total of 43,582 AgEq ounces. As this product has been marketed and sold, the testing program will continue.

Corporate Update

The Company recently raised US$4.6 million by way of an underwritten public offering during a very difficult precious metals environment. For detailed information on the financing, please click on the attached press release dated September 25, 2018. “Avino Announces Closing Of US$4.6 Million Underwritten Public Offering, Including the Partial Exercise of Underwriters’ Overallotment Option“.

The funds raised have been allocated to alleviate financial constraints that were caused by a variety of items including but not limited to: significantly lower metals prices, the cost of the expansion at the Avino Mine which we have funded using cash reserves rather than debt, cash flow postponement due to an unforeseen delay in shipping of concentrates, and the construction of buttresses for the Tailings Storage Facility in Mexico to extend its life by 3 years, which was not included in the 2018 budget.

October 15, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q3 2018 Production Results; Provides Corporate Update

Avino has worked to keep production costs and cash costs competitive and the Company is committed to vigorously protecting our cost models. Further, while we continue to experience challenges in the mining sector, Management has commenced cost reduction initiatives that span the Company, and call for reduction in capital, operating, and administrative costs in Mexico, British Columbia, and the corporate offices in Vancouver. Cost reduction measures include temporarily postponing exploration in Mexico, postponing the paste backfill decision in Mexico, as well as reducing general and administrative costs through Investor Relations initiatives and marketing. The fully-funded exploration program will continue at Bralorne.

These strategic changes will help to reduce costs in all areas of the business, as well as conserve cash, increase efficiencies, and preserve our profitable operations.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, and Inspectorate in the UK and LSI in the Netherlands.

Qualified Person(s)

Avino’s Mexican projects are under the supervision of Jasman Yee P.Eng, Avino director, who is a qualified person within the context of National Instrument 43-101. He has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 31, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

October 15, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q3 2018 Production Results; Provides Corporate Update

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.